Filed pursuant to Rule 433

Registration No. 333-198523

July 16, 2015

WPX Energy, Inc.

Concurrent Offerings of

30,000,000 Shares of Common Stock, par value $0.01 per Share (the “Common Stock”)

(the “Common Stock Offering”)

and

7,000,000 Shares of 6.25% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”)

(the “Mandatory Convertible Preferred Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Mandatory Convertible Preferred Offering and should be read together with (i) the preliminary prospectus supplement dated July 14, 2015 relating to the Common Stock Offering (as supplemented, the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated July 14, 2015 relating to the Mandatory Convertible Preferred Offering (as supplemented, the “Mandatory Convertible Preferred Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated July 14, 2015, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-198523. Neither the Common Stock Offering nor the Mandatory Convertible Preferred Offering is contingent on the successful completion of the other offering and neither offering is contingent on the consummation of the Acquisition or the Issuer’s concurrent offering of senior notes. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars. The Issuer has increased the size of the Common Stock Offering to 30,000,000 shares (or 34,500,000 shares if the underwriters in the Common Stock Offering exercise their option to purchase additional shares in full) and the size of the Mandatory Convertible Preferred Offering to 7,000,000 shares of Mandatory Convertible Preferred Stock (or 8,050,000 shares of Mandatory Convertible Preferred Stock if the underwriters in the Mandatory Convertible Preferred Offering exercise their option to purchase additional shares in full). The final prospectus supplements relating to the Common Stock Offering and the Mandatory Convertible Preferred Offering will reflect conforming changes relating to such increases in the size of the offerings.

Issuer:	WPX Energy, Inc.

Ticker / Exchange for the Common Stock:	WPX / The New York Stock Exchange (“NYSE”)

Trade Date:	July 17, 2015.

Settlement Date:	July 22, 2015.

Common Stock Offering

Common Stock Offered:	30,000,000 shares of Common Stock.

Option for Underwriters to Purchase Additional Shares of Common Stock:	4,500,000 additional shares of Common Stock.

NYSE Last Reported Sale Price of the Common Stock on July 16, 2015:	$10.34 per share.

Public Offering Price:	$10.10 per share.

Underwriting Discount:	$0.3535 per share.

Net Proceeds (before expenses):	$292,395,000 (or $336,254,250 if the underwriters exercise their option to purchase additional shares in full).

CUSIP / ISIN:	98212B103 / US98212B1035

Joint Book-Running Managers:	Barclays Capital Inc.

Tudor, Pickering, Holt & Co. Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Joint Lead Managers:	Credit Suisse Securities (USA), LLC RBC Capital Markets, LLC

Co-Managers:

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

Scotia Capital (USA) Inc.

Piper Jaffray & Co.

TD Securities (USA) LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

BNP Paribas Securities Corp.

BOSC, Inc.

Heikkinen Energy Securities LLC

Capital One Securities, Inc.

IBERIA Capital Partners L.L.C.

Seaport Global Securities LLC

Mandatory Convertible Preferred Offering

Mandatory Convertible Preferred Stock Offered:	7,000,000 shares of the Issuer’s 6.25% Series A Mandatory Convertible Preferred Stock.

Option for Underwriters to Purchase Additional Shares of Mandatory Convertible Preferred Stock:	1,050,000 additional shares of the Mandatory Convertible Preferred Stock.

Public Offering Price:	$50 per share.

Underwriting Discount:	$1.50 per share.

Net Proceeds (before expenses):	$339,500,000 (or $390,425,000 if the underwriters exercise their option to purchase additional shares in full).

Dividends:	6.25% of the liquidation preference of $50 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date and, to the extent that the Issuer’s board of directors, or an authorized committee thereof, declares (out of funds lawfully available for payment in the case of dividends paid in cash or if lawfully permitted in the case of dividends paid in shares of the Common Stock) a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion (subject to certain limitations); provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first dividend payment date is approximately $0.8593 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be $0.78125 per share of the Mandatory Convertible Preferred Stock.

Dividend Record Dates:	The January 15, April 15, July 15 and October 15 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	January 31, April 30, July 31 and October 31 of each year, commencing on October 31, 2015 and ending on, and including, July 31, 2018.

Acquisition Termination Redemption:	If the Acquisition has not closed on or prior to 5:00 p.m., New York City time, on November 30, 2015 or if an acquisition termination event (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement) occurs, the Issuer may, at its option, give notice of acquisition termination redemption to the holders of the shares of Mandatory Convertible Preferred Stock. If the Issuer provides such notice, then, on the acquisition termination redemption date (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement), the Issuer will be required to redeem the shares of mandatory convertible preferred stock, in whole but not in part, at a redemption amount per share of mandatory convertible preferred stock equal to the acquisition termination make-whole amount described in the Mandatory Convertible Preferred Preliminary Prospectus Supplement.

Mandatory Conversion Date:	The third business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 23rd scheduled trading day immediately preceding July 31, 2018.

Initial Price:	Approximately $10.10, which is equal to $50, divided by the Maximum Conversion Rate.

Threshold Appreciation Price:	Approximately $12.12, which represents a premium of approximately 20% over the Initial Price and is equal to $50, divided by the Minimum Conversion Rate.

Floor Price:	Initially $3.535 (approximately 35% of the Initial Price), subject to adjustment.

Conversion Rate:	The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 4.9504 shares of Common Stock and not less than 4.1254 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the applicable market value (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement) of the Common Stock, as described below.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock

	Greater than the Threshold Appreciation Price	4.1254 shares of Common Stock, which is the Minimum Conversion Rate

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 4.1254 and 4.9504 shares of Common Stock, determined by dividing $50 by the applicable market value

	Less than the Initial Price	4.9504 shares of Common Stock, which is the Maximum Conversion Rate.

Early Conversion at the Option of the Holder:	Other than during a fundamental change conversion period (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement), at any time prior to July 31, 2018, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate of 4.1254 shares of Common Stock per share of Mandatory Convertible Preferred Stock, subject to adjustment as described in the Mandatory Convertible Preferred Preliminary Prospectus Supplement.

Early Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount:	If a fundamental change (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement) occurs on or prior to July 31, 2018, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock (or units of exchange property as described in the Mandatory Convertible Preferred Preliminary Prospectus Supplement) at the fundamental change conversion rate (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement) during the fundamental change conversion period (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement).

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the fundamental change effective date and the stock price (as defined in the Mandatory Convertible Preferred Preliminary Prospectus Supplement) in the fundamental change:

Fundamental Change Effective Date	$5.00	$7.00	$9.00	$10.10	$11.00	$12.12	$14.00	$16.00	$18.00
July 22, 2015	4.6015	4.4201	4.2814	4.1254	4.1254	4.1254	4.1254	4.1254	4.1254
July 31, 2016	4.7336	5.5479	4.3800	4.3067	4.2577	4.2087	4.1512	4.1254	4.1254
July 31, 2017	4.8784	4.7395	4.5321	4.4249	4.3498	4.2743	4.1895	4.1402	4.1254
July 31, 2018	4.9504	4.9504	4.9504	4.9504	4.5455	4.1254	4.1254	4.1254	4.1254

The exact stock price and fundamental change effective date may not be set forth in the table, in which case:

•       if the stock price is between two stock prices in the table or the fundamental change effective date is between two fundamental change effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later fundamental change effective dates based on a 365-day year, as applicable;

•       if the stock price is greater than $18.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), then the fundamental change conversion rate will be the minimum conversion rate; and

•       if the stock price is less than $5.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), then the fundamental change conversion rate will be the maximum conversion rate.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Mandatory Convertible Preferred Prospectus Supplement) is 6.50% per annum.

Listing:	The Issuer intends to apply to list the Mandatory Convertible Preferred Stock on the New York Stock Exchange under the symbol “WPXP” and expects trading of the Mandatory Convertible Preferred Stock on the New York Stock Exchange to begin within 30 days of the Settlement Date.

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	98212B202 / US98212B2025

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC BNP Paribas Securities Corp.

Joint Lead Manager:	BBVA Securities Inc.

Co-Managers:

Credit Agricole Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

TD Securities (USA) LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

BOSC, Inc.

Credit Suisse Securities (USA), LLC

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for each of the offerings to which this communication relates. Before you invest, you should read the prospectus supplement for the applicable offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and the offerings. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Preliminary Prospectus Supplement, as the case may be, and the prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Preliminary Prospectus Supplement, as the case may be, and the prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the prospectus.

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